                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   3     )*



                          SEARCH CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 2812207-10-8
                     -----------------------------------
                                (CUSIP Number)


   Larry E. Levey, Hall Financial Group, Inc., 750 N. St. Paul, Suite 200,
                   Dallas, TX 75201 Telephone: 214/953-1155
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 17, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 812207-10-8                                      PAGE 1  OF 5  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HALL FINANCIAL GROUP, INC.
      75-1298736

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      DELAWARE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     11,880,180
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  11,180,180

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,880,180

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 812207-10-8                                      PAGE 2  OF 5 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PHOENIX/INWOOD CORPORATION
      75-2430745

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      TEXAS
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     11,880,180
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     11,880,180

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,880,180

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 812207-10-8                                      PAGE 3  OF 5 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HALL PHOENIX/INWOOD, LTD.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     11,880,180
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     11,880,180

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,880,180

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 812207-10-8                                       PAGE 4  OF  5 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CRAIG HALL
      ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  100,000

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     11,880,180
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  100,000

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     11,880,180

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,880,180

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.0

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  812207-10-8                                     PAGE 5  OF 5 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LARRY E. LEVEY
      ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  101,300

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                      18,167
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  101,300

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                      18,167

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,467

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                        AMENDMENT NO. 3 TO SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 3 to Schedule 13D relates to the $0.01 par value Common Stock of Search Capital Group, Inc. ("Search"), whose principal executive offices are located at 700 N. Pearl, Suite 400, L.B. 401, Dallas, Texas 75201- 2809.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is amended by deleting the first paragraph in its entirety and substituting the following paragraph therefor:

                 This Schedule 13D is filed on behalf of Hall Financial Group, Inc., a Delaware corporation ("HFG"), Phoenix/Inwood Corporation, a Texas corporation ("PIC"), Hall Phoenix/Inwood, Ltd., a Texas limited partnership ("HPI"), Craig Hall, an individual, and Larry E. Levey, an individual (collectively, the "Reporting Persons"), each of whose principal office is located at 750 N. St. Paul, Suite 200, Dallas, Texas 75201. PIC is a wholly-owned subsidiary of HFG and the general partner of HPI. The principal business of HFG, PIC and HPI is real estate investment and property management.

Subparagraphs (a) through (f) of Item 2 are unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended by the addition of the following paragraph:

                 Mr. Levey and his wife acquired shares Search equity securities with $46,573 of personal funds. In their capacity as directors of Search, Mr. Hall and Mr. Levey have each been granted warrants to purchase shares of the Common Stock of Search. Such warrants were granted without cash consideration and are presently unexercised.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended by deleting the prior response in its entirety and substituting the following therefor:

                 HFG, PIC and HPI (the "Reporting Persons") initially acquired equity securities of Search primarily for investment. HPI has subsequently exercised its right to designate two directors to Search's Board of Directors with




Amendment No. 3 to Schedule 13D                                          Page 7
of Hall Financial Group, Inc.

         a view toward influencing management of Search.  (See, Item 6.)

                 The Reporting Persons are presently evaluating HPI's investment in Search in light of the management, business, operations, financial condition and prospects of Search, the market for Search securities and the business strategies of the Reporting Persons. As a result of such evaluation, the Reporting Persons may determine to make future additional purchases of the equity securities of Search (either in the open market or in private transactions) or to decrease or entirely dispose of their holdings of the equity securities of Search. Based on such evaluation, the Reporting Persons may also seek to remove, replace and/or add persons serving as directors and/or executive officers of Search. Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended by deleting the prior response in its entirety and substituting the following therefor:

                 (a) HPI has acquired 4,138,378 shares of the Common Stock of Search and 2,032,812 shares of the Preferred Stock of Search. Each share of the Search Preferred Stock is convertible into two shares of Search Common Stock. HPI also has the right to acquire 3,676,178 shares of the Common Stock of Search pursuant to certain warrants which are presently exercisable. Therefore, HFG, PIC and HPI beneficially own 11,880,180 shares of the Common Stock of Search. Based upon information obtained from Search, as of the date hereof HFG, PIC and HPI beneficially own approximately 32.8% of the Common Stock of Search.

                          As the sole director, President and a significant shareholder of HFG, Mr. Hall may be deemed to beneficially own all shares of Search Common Stock held by any of HFG, PIC or HPI. In his capacity as a director of Search, Mr. Hall has been granted warrants to purchase 100,000 shares of the Common Stock of Search. Therefore, Mr. Hall beneficially owns 11,980,180 shares of the Common Stock of Search. Based upon information obtained from Search, as of the date hereof Mr. Hall beneficially owns approximately 33.0% of the Common Stock of Search.

                          Mr. Levey owns 1,300 shares of the Common Stock of Search and may be deemed to beneficially own 5,931 shares of the Common Stock and 6,118 shares of the Preferred Stock of Search held by his spouse. In his capacity as a director of





Amendment No. 3 to Schedule 13D                                          Page 8
of Hall Financial Group, Inc.

         Search, Mr. Levey has been granted warrants to purchase 100,000 shares of the Common Stock of Search. Therefore, Mr. Levey beneficially owns 119,467 shares of the Common Stock of Search. Based upon information obtained from Search, as of the date hereof Mr. Levey beneficially owns approximately 0.4% of the Common Stock of Search.

                          The foregoing beneficial ownership is computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act of 1934.

                 (b) HFG, PIC, HPI and Mr. Hall share the power to vote and to dispose of the Common Stock of Search acquired by HPI. Mr. Hall has the sole power to dispose of warrants to purchase 100,000 shares of the Common Stock of Search and, upon exercise, will have the sole power to vote such shares of the Common Stock. Mr. Levey has the sole power to vote and to dispose of 1,300 shares of the Common Stock of Search and shares with his spouse the right to vote and to dispose of 5,931 shares of the Common Stock and 6,118 shares of the Preferred Stock of Search. Mr. Levey also has the sole power to dispose of warrants to purchase 100,000 shares of the Common Stock of Search and, upon exercise, will have the sole power to vote such shares of the Common Stock.

                          Mr. Levey's spouse, Linda Levey, is a self-employed clinical social worker whose business address is 12740 Hillcrest, Suite 214, Dallas, Texas. Mrs. Levey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or been found in violation with respect to such laws. Mrs. Levey is citizen of the United States.

                 (c)      Not applicable.

                 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended by the addition of the following paragraph:

                 HPI has requested that Search effect the registration under the Securities Act of its (i) 4,138,378 shares of the Common Stock of Search, (ii) 2,032,812 shares of the Preferred Stock





Amendment No. 3 to Schedule 13D                                          Page 9
of Hall Financial Group, Inc.

         of Search, (iii) 676,178 Plan Warrants for the purchase of Common Stock of Search, and (iv) 4,741,802 shares of the Common Stock of Search issuable to HPI upon conversion of the Preferred Stock and exercise of the Plan Warrants. HPI has also designated Mr. Hall and Mr. Levey for election to the Search of Board of Directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 1996

                                           HALL FINANCIAL GROUP, INC.



                                      By:  /s/ LARRY E. LEVEY
                                           -------------------------------------
                                           Larry E. Levey, Senior Vice President


                                           PHOENIX/INWOOD CORPORATION


                                      By:  /s/ LARRY E. LEVEY
                                           -------------------------------------
                                           Larry E.Levey, Vice President

                                           HALL PHOENIX/INWOOD, LTD.

                                      By:  PHOENIX/INWOOD CORPORATION



                                      By:  /s/ LARRY E. LEVEY
                                           -------------------------------------
                                           Larry E. Levey, Vice President



                                           /s/ CRAIG HALL
                                           -------------------------------------
                                           Craig Hall


                                           /s/ LARRY E. LEVEY
                                           -------------------------------------
                                           Larry E. Levey




Amendment No. 3 to Schedule 13D                                          Page 10
of Hall Financial Group, Inc.